SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34861; File No. 812-15329

AGTB Fund Manager, LLC and AG Twin Brook Capital Income Fund

March 20, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c) and 18(i) and section 61(a) of the Act.

Summary of Application: Applicants request an order to permit certain closed-end management

investment companies that have elected to be regulated as business development companies

("BDCs") to issue multiple classes of shares with varying sales loads and asset-based service

and/or distribution fees.

Applicants: AGTB Fund Manager, LLC and AG Twin Brook Capital Income Fund.

Filing Dates: The application was filed on April 29, 2022 and amended on June 2, 2022, June 22,

2022, September 29, 2022, and March 14, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants

with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant

below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 14, 2023, and

should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Jenny B. Neslin, jneslin@angelogordon.com.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated March 14, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

 For the Commission, by the Division of Investment Management, under delegated authority.

       Sherry R. Haywood
       Assistant Secretary